ELVICTOR GROUP, INC.

April 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: Elvictor Group, Inc.

Post-effective Amendment No. 5 to Registration Statement on Form S-1

Filed April 7, 2020

File No. 333-225239

Ladies and Gentlemen:

On behalf of our Company, Elvictor Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 6 to the Offering Statement on Post Effective Form S-1 (“Amendment No. 6”) registration for resale certain shares described therein (the “Offering”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 13, 2020 regarding your review of the Amended Offering Statement on Form S-1, which was filed with the Commission on April 7, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 6. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 6.

Post-effective amendment No. 5 Registration Statement on Form S-1

Prospectus Cover Page, page i

The Offering, page 3

1.	We reissue comment 2. Please revise your prospectus to consistently describe this offering as a resale transaction and state you will receive no proceeds from this offering.

We have removed all references to funds being raised from this offering.

Where You Can Find More Information, page 37

2.	Notwithstanding that we note you have filed your annual report on Form 10-K for fiscal year 2019 on April 3, 2020, we reissue comment 3. Please revise this section to remove references to documents incorporated by reference.

We have removed the language related to incorporation by reference.

Signatures, page II-5

3.	We reissue comment 4. Please provide the signatures for your principal financial officeror CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. If a person is acting in more than one capacity, please indicate each capacity in which the person signs.

We have added the signature of the principal accounting officer and CFO.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Panagiotis Tolis

Panagiotis Tolis,

Chief Investor Relations Officer

Elvictor Group, Inc.

cc: William R. Eilers, Esq.